                               [LOGO OF VIRTUAL
                                 TELECOM INC.]


                                 ANNUAL REPORT
                                     1997


                                  [GRAPHICS]

PRESIDENT'S LETTER

To our stockholders, employees, clients and business partners

This last year was one of investment and construction for Virtual Telecom - commencing at the outset with the installation of our network and our financial information systems, ending with the start of commercial operations and increasing momentum for the Company. During the last year we laid foundations that will allow the Company to offer a range of different services in the financial information and network services markets, we believe this will allow us to maintain a high level of quality of service and an innovative edge in this rapidly developing market for financial information services over the Internet.

In fiscal 1997, Virtual Telecom reported net revenues of $112,000 for the year, reflecting the start of commercial operations in late September 1997. Shareholder equity increased to $2,873,000 compared to $1,000 for fiscal 1996, and the Company reported a net loss of $2,359,000 for the year. These financial results reflect a year where our focus was on setting-up and establishing the infrastructure from which we will develop future business revenues.

For Virtual Telecom, the key to accomplishing increased shareholder value is revenue growth, which is where our focus is placed today and it is our belief that we have implemented a structure that will now permit us to deliver sustainable future growth in revenues. This belief is based on the progress we made in installing our network infrastructure, strengthening our balance sheet, building both management and technical teams, and in addition, the early positive results that we have obtained from clients in Switzerland. Some accomplishments from 1997 are:

 . We strengthened our balance sheet by raising approximately, $5.5 million in capital through private placements of our stock to mainly institutional investors over the course of the year. Most notably we concluded in December 1997 a sale of Preferred Stock for an amount of $3 million to a group of three affiliated funds managed by Alta Berkeley Associates, a private equity firm in existence 18 years, specialized in European technology investments. This enables us to finalize preparation of our technical systems and our marketing programs, and will assist the Company in achieving its strategic objectives.

 . We began a paid subscription service for our FirstQuote real-time financial data service to a limited base of clients in order to obtain market feedback and fine tune our services prior to our fully fledged marketing program being launched in May 1998.

 . We fully implemented our Internet compliant network backbone, managed by Digital Equipment Corp. under a facilities management agreement. This network is a high-availability, high-performance network with a guaranteed "up time" of 99.6% underpinning the high level of quality of service the Company aims to achieve. The network design allows the Company to offer clients a range of benefits such as a full range of connectivity possibilities, including GSM cellular connections, the creation of Virtual Private Networks (VPN's), and the seamless combination of 3public3 Internet services such as email or Web browsing with our 3private3 subscription based real-time financial information services.

 . We installed our system's platforms, based on both state-of the-art high-performance Alpha 64-bit and Intel based multi-processor computer systems, to provide powerful, fast, and fail-safe connections for our clients to real-time financial data and news feeds, our historical data bases and regular Internet services.

 . We concluded re-distribution and vendor agreements with a series of major stock exchanges and leading data vendors worldwide. In this respect we were named by LIFFE, the futures exchange in London, as one of the first providers to carry their data via the Internet.

 . We enhanced our relationships with our business partners, in particular with Digital Equipment Corp., SwissCom (formerly Swiss telecom PTT) and Townsend Analytics by laying the groundwork for an array of new services involving them to be implemented in 1998.

 . We added human resources and continue to do so, filling out the management team to cover all major functions with dynamic and talented team of managers with international experience, who bring a well-balanced set of management skills to our business. An example of this was that we identified and appointed a Chief Financial Officer with experience in the fields of US GAAP accounting and SEC filings.

In 1998 we will leverage the infrastructure, operations and processes we have put in place to enable us to achieve our corporate goals of revenue growth and a rollout of services into other European markets.


Strategic Perspectives

The size of the opportunity that our Company faces is indeed significant. The market for online financial database services in 1997 in W. Europe was $3.5 billion growing at a rate of close to 10% per annum. The market is concentrated principally in 4 countries, with relatively few players, most of whom today are still operating high-overhead proprietary information systems. A relatively small market share could represent significant revenue potential to Virtual Telecom.

Coupled with this market is the rapidly expanding Internet market, where industry sources estimate that there may now be as many as 50 million users already in Europe, with a growth rate in Internet usage close to 100% per annum. The advantage of the Internet is that it places considerable accessibility to information and functionality in the hands of the end-user "decision maker" - Virtual Telecom intends to exploit this strong growth potential.

Several other important trends influence our business and market opportunity; a fast growing base of "baby-boomer" technically-savvy investors, European industry privatization placing more stocks in the hands of private investors, the growth of European stock exchanges listing companies with smaller market capitalization, downsizing and trimming of overheads in the European banking industry and the growth of tele-banking and electronic exchange services.


Accomplishing the Strategy

The most important actions we commenced last year toward accomplishing this objective were to fine-tune our systems under market conditions, improve our data quality and build up our marketing and sales operations.

A key success factor will also be our ability to forge alliances with corporate partners where win/win situations can be created through the synergies of our technical solutions with their franchises in the market place. Our track record to date in creating such alliances, I believe, speaks for itself.


Adding Value

Just as others have shown possible by building major businesses from very modest beginnings, through their vision, innovation and entrepreneurial flair, we believe that we have the same opportunity today within the market that we know the most about -- the financial information market.

We know it will take more than vision, innovation and entrepreneurship to build our business; that it will also take the support of our stockholders, employees, clients and business partners. We are prepared to make every effort to earn that support and to further our commitment to the enhancement of value in Virtual Telecom to our stockholders, our employees, and quality of our services to our clients and business partners on an ongoing basis.


[Add Signature]

Neil Gibbons
President and Chief Executive Officer

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-KSB


[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 1997

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ______________________

Commission file number 0-22351


                             Virtual Telecom, Inc.
                 (Name of Small Business Issuer in its charter)


              Delaware                                  98-0162893
 -------------------------------------------   -----------------------------
     (State or other jurisdiction of                  (I.R.S. Employer
      incorporation or organization)                 Identification No.)


         12, Av. des Morgines
          1213 Petit-Lancy 1
          Geneva, Switzerland                              N/A
-------------------------------------------    ----------------------------
(Address of principal executive offices)               (Zip Code)

         Issuer's telephone number, including area code  +4122-879-0879
                                                         --------------

Securities to be registered under Section 12(b) of the Act:

         Title of each class                   Name of each exchange on which
         to be so registered                   each class is to be registered

               None                                       N/A
--------------------------------------     ------------------------------------


Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 par value
-------------------------------------------------------------------------------
                                (Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past
90 days.  Yes  [X]    No  [_]

Check if there is no disclosure of delinquent filers pursuant to Item 405 of Regulation S-K contained in this form, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [_]

The market value of the voting stock held by non-affiliates of the registrant as of March 20, 1998 was approximately $5,491,462.

The number of shares of the Common Stock outstanding as of March 20, 1998 was 5,534,148.

                   Documents incorporated by reference: None.

Part I

Item 1.  Description of Business.

Business Development
--------------------

     Virtual Telecom, Inc., a Delaware corporation (the "Company"), was recently organized to engage in the business of developing and marketing various Internet content-based products and, secondarily, to act as an Internet Service Provider ("ISP") providing access to the Internet. The Company's initial content-based products offered over the Internet consist of the delivery of financial data from securities and commodity exchanges worldwide on a real time and near real-time basis. During 1996 and the first quarter of 1997, the Company acquired and implemented the hardware, consisting of routers and servers, and leased telephone lines through which it offers its financial data service and access to the Swiss market. During the second fiscal quarter, the Company conducted pilot operations. The Company commenced full commercial operations during the quarter ended September 30, 1997.

     The Company was organized on July 3, 1996 under the laws of the State of Delaware and has two corporate predecessors, Virtual Telecom SA, a Swiss Corporation, and Moke Acquisition Corp. ("Moke"), a Delaware corporation. Virtual Telecom SA was organized on May 19, 1994 to engage in the development and marketing of Internet content-based products and Internet dial-up access to the Swiss market. Pursuant to a Securities Purchase Agreement and Plan of Reorganization dated July 3, 1996, the holders of all of the issued and outstanding capital shares of Virtual Telecom SA transferred those shares to the Company in exchange for the Company's issuance of 3,193,540 shares of its $.001 common stock ("Common Stock"). The share for share exchange between the shareholders of Virtual Telecom SA and the Company was formally consummated effective as of July 22, 1996. Virtual Telecom SA presently exists as the wholly owned operating subsidiary of the Company. Pursuant to an Agreement and Plan of Merger dated July 31, 1996 between the Company and Moke, Moke merged with and into the Company effective as of August 30, 1996. Prior to the merger, Moke was a publicly held shell corporation with approximately 4,090,448 shares of Common Stock outstanding. Pursuant to the Agreement and Plan of Merger, each outstanding share of Moke common stock was converted into .0867471 shares of the Company's Common Stock, for an aggregate issuance of 355,039 shares of the Company's Common Stock to the shareholders of Moke.

     From October 1 through December 2, 1996, the Company conducted a private placement of units ("Units") of its securities at $3.50 per Unit. Each Unit consisted of one share ("Series A Preferred Share") of the Company's Series A Preferred Stock and one common stock purchase warrant ("Unit Warrant"). Each Series A Preferred Share was initially convertible into Common Stock at a conversion price of $3.50 per share, provided that on the one year anniversary of the original issuance of the Series A Preferred Stock, the conversion price was to be adjusted to 70% of the average last sale price of the Common Stock during the 30 trading days immediately preceding the first anniversary date. In December 1997, this conversion price was adjusted to $1.75 per share. Each Unit Warrant initially entitled its holder to purchase one share of Common Stock at an exercise price of $7.00 per share until July 31, 1998, at which time the unexercised Unit Warrants shall expire by their own terms. In December 1997, the Company adjusted the exercise price of each Unit Warrant to $3.50 per share and extended the expiration date to December 31, 2000. The Company sold 283,781 Units to European institutional investors for the gross proceeds of $993,233.50.

     From January 8, 1997 through March 10, 1997, the Company conducted a private placement of shares of Common Stock. In the private placement, the Company sold 534,063 shares of Common Stock for the gross proceeds of $873,000.

     In June 1997, the Company conducted a private placement of units ("Units") of its securities at $5.00 per Unit. Each Unit consisted of two (2) shares of Common Stock and one (1) warrant which entitled its holder to purchase one share of Common Stock at an exercise price of $3.50 per share. In the private placement, the Company sold 204,000 Units for the gross proceeds of $1,020,000. In February 1998, the Board of Directors of the Company resolved to reduce the price of the Units from $5.00 per Unit to $4.00 per Unit and to issue an additional 102,000 shares of Common Stock to the Unit purchasers.

     On December 30, 1997, the Company sold 1,923,716 shares ("Series B Shares") of its Series B Preferred Stock to Alta Berkeley V, C.V. and two-affiliated venture capital funds (collectively referred to as "Alta Berkeley") for the purchase price of $3,000,000. Pursuant to the terms of the Agreement, Alta Berkeley delivered $1,000,000 at the closing on December 30, 1997 and the balance of $2,000,000 was delivered in March 1998. The Series B Shares are convertible at any time into shares of Common Stock on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, and have full voting rights along with the Company's Series A Preferred Stock and its Common Stock. In the event of any liquidation, dissolution or winding up of the Company, before any distribution or payment to holders of Common Stock may be made, the holder of each Series B Share shall be entitled to be paid an amount equal to $3.50 per share, plus any accrued and unpaid dividends, if the event of liquidation, dissolution or winding up occurs on or before December 31, 1999 and thereafter $5.20 per share, plus any accrued and unpaid dividends.

     Concurrent with the Agreement, the Company and Alta Berkeley entered into an Investors' Rights Agreement. Pursuant to the terms of their agreement, the Company increased the authorized number of its directors from four to six and holders of the Series B Shares are entitled to elect two members of the
Company's Board of Directors.   At the closing, the Company appointed Mr. Bryan
Wood of Alta Berkeley to the Board of Directors. In addition, the Company granted Alta Berkeley the right of first refusal to purchase a pro rata share of any equity securities, which the Company may issue. The right of first refusal expires on December 18, 2004. The Investors' Rights Agreement also grants Alta Berkeley certain approval and disclosure rights over certain management and strategic matters.

     Unless the context otherwise requires, all references to the Company include its wholly-owned subsidiaries, Virtual Telecom SA, a Swiss corporation, and Firstquote Limited, an English corporation. The Company's executive offices are located at 12, Av. des Morgines, 1213 Petit-Lancy 1, Geneva, Switzerland; telephone number +4122-879-0879.

                            BUSINESS OF THE COMPANY

     Certain terms used herein are defined below in the section "Glossary." The Company has entered into certain financial commitments payable in Swiss Francs, the unit of currency of Switzerland. All Swiss Franc based amounts are designated by the symbol "CHF." As of March 20, 1998, the Swiss Franc-dollar exchange rate was 1.4965 Swiss Francs to 1 U.S. dollar.

     General

     The Company is a value-added Internet Service and Information provider. The Company has developed and intends to commercialize its ISP and content provider operations through a network of strategic alliances with internationally recognized businesses. The Company's ISP operations are conducted pursuant to an agreement with Digital Equipment Corporation ("DEC") under which DEC has designed, implemented and operates a network of routers and servers located at 13 to 20 PoP's throughout Switzerland and, in time, additional PoP's throughout Europe. Swisscom (formerly known as Swiss Telecom PTT) and British Telecom provide frame relay and IP connectivity services. The Company's financial data service is offered pursuant to separate non-exclusive licenses entered into by the Company with the Standard & Poor's ComStock Division of McGraw-Hill International (UK) Ltd. ("S&P ComStock"), which supplies the Company with a raw feed of market data from securities and commodities exchanges world-wide, and Townsend Analytics, Ltd. ("Townsend"), which has licensed to the Company its proprietary software program which can organize the raw data feed from S&P ComStock for presentation in tabular and chart formats. DEC operates and manages the central server over which the Company's subscribers will access the financial data. See "Strategic Alliances" below for a summary of the terms and conditions of the Company's contracts with DEC, S&P ComStock, Townsend, Swisscom and British Telecom.

     The Company's strategy is to focus on the development of content-based Internet services through alliances with internationally recognized service providers, such as DEC, S&P ComStock and Townsend, and to aggressively market those services throughout Europe. Through these strategic alliances, the Company hopes to readily establish a reputation for quality and reliability and, more importantly, out-source the required expertise in the areas of software development and system operation, thereby allowing the Company to focus on the marketing of its products and services. The Company's business strategy also includes the development of the ISP network, which can be marketed as a stand-alone service and as a tie-in with its content-based products.

     Background

     The Internet is a collection of computer networks linking millions of public and private computers around the world. Historically, the Internet was used by government agencies and academic institutions to exchange information, publish research and transfer electronic mail. A number of factors, including the proliferation of communication-enabled personal computers, the availability of intuitive graphical user interface software and the wide accessibility of an increasingly robust network infrastructure, have combined to allow non-technical users to easily access the Internet and, in turn, have produced rapid growth in the number of Internet users. The number of users worldwide is variously estimated to be between 70 and 110 million. Durlacher Multimedia Ltd. estimates that the number of Internet users will reach 200 million by 2000.

     This growth, combined with the emergence of the World Wide Web, the graphical, multimedia environment of the Internet, has resulted in the development of the Internet as a new mass communications medium. The ease and speed of publishing, distributing and communicating text and graphics over the Internet has lead to a proliferation of Internet-based content, including online magazines, news feeds, interactive games and a wealth of educational and entertainment information, as well as to the development of online communities. In addition, the reduced cost of executing transactions over the Internet provides individuals and organizations with a new means to conduct business.

     The Objectives of the Company

     The Company's objectives are to establish itself as an Internet-based content provider of investor information services and, secondarily, as a provider of enterprise Internet access for the Swiss market. To achieve its objectives as a provider of investor information, the Company (i) offers competitive pricing, (ii) provides detailed content with respect to information provided to investors (including maintaining a wide range of available stock symbols), and (iii) intends to exploit unfilled opportunities with respect to untapped European markets. To achieve its objectives as an ISP for the Swiss market, the Company provides (i) competitive pricing (maintaining a price advantage over the Company's major competitors), (ii) high-availability (including the provision of call-forwarding so that a subscriber never gets a busy tone) and (iii) dial-up portability to subscribers (as one would enjoy with respect to use of a portable computer).

     The Company's Services and Products

     Financial Data Service. The Company has implemented a system of providing real-time and near real-time financial market quotation data in tabular or chart form. The Company offers two services for different market mixes, service content and types of presentation. A professional online investor service is offered to professionals under the mark "FirstQuote" and includes real time market data. A Web-based investor service covering the Swiss market is provided to individual investors under the mark "InvestMaster" and provides market data on a real-time snap-quote basis. The Company commenced offering financial data services on a limited basis end-September, 1997 and commenced full-scale marketing of its financial data service in March 1998.

     "FirstQuote" Professional Online Investor Service. At a relatively low cost compared to traditional systems, the Company provides the subscriber with a professional online investor (Intranet) service under the mark "FirstQuote." The FirstQuote service has the following characteristics:

     . After first installing an interface program, the subscriber can dial-up and access real-time or near real-time data feed via the Internet

     .    Provides access to up to 280,000 stock symbols

     . Provides real-time price data in a boardview (tabular) or chart format for a major stock exchanges, option/futures markets, currency markets, commodities markets

     . Runs on Microsoft Windows system and information is presented in true Windows-style format

     . Additional value-added features such as alarms, closed captioned news, trend tools, and automated spreadsheet updates

     .    Floating user-license provides significant mobility to users

     This service is also available in lower-cost "Lite" version

     "Investmaster" Commercial Online Investor Service. For a nominal monthly subscription, the Company offers individual investors with a commercial on-line investor (web) service known as "InvestMaster" with the following characteristics:

     .    Provides personal investors with information in a multi-lingual format

     . Provides access to 70,000 stock symbols for all instruments traded on Swiss markets

     . Provides delayed price data in a boardview (tabular) or chart format for equities, option/futures markets, currency markets, commodities markets

     .    Information presented in Web-browser

     . Provides additional value-added features such as market & corporate news, and a personal portfolio feature

     "FirstSwiss" Dial-up Internet Access (Internet Service Provider). The Company provides commercial Internet service under the mark "FirstSwiss." The Internet consists of high-speed telecommunications circuits connecting routers that transmit data packets. The circuits are maintained by large telecommunication (telco) firms (such as, AT&T, MCI, Sprint, Swisscom, British Telecom, etc.). The routers are generally owned by the ISP's. As a

Swiss-based ISP, the Company leases lines from Swisscom and British Telecom to connect its routers located at miscellaneous PoP's located throughout Switzerland. The customers dial-up into the PoPs through their local phone lines or have a permanent leased-line type of connection. Their call is then routed to the Company's central server in Geneva, which then connects the call to the Internet.

     As an ISP, the Company is selling a commodity to consumers, and the commodity is bandwidth. The Company purchases bandwidth (or line communication capacity) from Swisscom and British Telecom; then resells bandwidth to its local subscribers. The Company charges the subscriber or customer a mark-up to cover the provision of services and the Company's investment in support equipment. Separately, the subscriber is charged by the local telco for the phone connection to the Company's PoPs. The greater the bandwidth that the Company can provide leads to a higher quality to more subscribers simultaneously.

     The Company commenced offering its ISP service in September 1997. The Company provides individual and corporate subscribers with local dial-up Internet access with the following characteristics:

     . A high speed reliable Internet connection for a 33.6 kbps modem or an ISDN (64 kbps) terminal.

     . Local dial-up capability throughout Switzerland via 13 PoPs initially and additional PoPs as subscribers increase.

     .    An E-mail account.

     .    Access to 14,000 worldwide Usenet News groups

     . Access to a local FTP software library containing many types of software, upgrades and documents

     . Log-in access to a multi-lingual Web homepage with links to daily news, financial news, transportation timetables classified advertising, etc.

     Strategic Alliances

     The Company's operations and Internet services are provided through a network of strategic alliances with the following internationally recognized businesses:

     Digital Equipment Corporation. The Company's ISP operations are operated pursuant to Partnership Outsourcing Agreement ("DEC Agreement") dated September 9, 1996 between Virtual Telecom SA and DEC Digital Equipment Corporation ("DEC"). Pursuant to the DEC Agreement, DEC has designed, implemented and operates on behalf of the Company a network of routers and servers located at 13 to 20 PoP's throughout Switzerland and, in time, additional PoP's throughout Europe. Pursuant to the DEC Agreement, the Company has purchased from DEC the hardware and software required to operate an Internet dial-up access network, including a central server site located in Geneva that is built around a cluster of DEC Alpha computers running a UNIX operating system. The DEC Agreement is for an initial four year term subject to one year renewals thereafter unless either party provides the other with notice of its intent to cancel at least six months prior to the pending termination date. The Company enjoys the status of Digital Business Partner, and Business Partner-AltaVista Internet Software Solutions. AltaVista is a division of Digital Equipment Corporation.

     Standard & Poor's Comstock. The Company's financial data service is provided through separate arrangements with S&P ComStock and Townsend Analytics. The Company receives stock and commodity information on a real time basis pursuant to an Information Distribution License Agreement ("S&P ComStock Agreement") dated August 23, 1996 between McGraw-Hill International (UK) Ltd. and Virtual Telecom SA. The Standard & Poor's ComStock Division of McGraw-Hill is licensed to distribute trading information from most U.S. and international stock, mercantile, option and currency exchanges. Pursuant to the S&P ComStock Agreement, McGraw-Hill provides the Company with trading information from S&P ComStock on a real time basis via a satellite transmission and has granted the Company a non-exclusive license to redistribute such information as part of the Company's Internet financial data service.

     Townsend Analytics. The Company receives raw financial data, which it stores and distributes to graphical user interfaces (GUI) by way of software licensed on a non-exclusive basis from an affiliate, Townsend Analytics, Ltd., of Chicago, Illinois.

     Swisscom/British Telecom. The Company's ISP network is carried over a frame relay telecommunication network operated by the Unisource Division of Swisscom. The Swiss subsidiary of British Telecom ("British Telecom"), provides connectivity to the Internet via their global Concert IP network. Pursuant to a UNIDATA Frame Relay & Unimaster Services Contract dated October 22, 1996 between Swisscom and Virtual Telecom SA, Swisscom has installed the Company-owned routers and provided connectivity by way of their frame relay network. The Company has arranged for connections to the Internet from British Telecom pursuant to an Agreement for Global Telecommunications Services ("BT Agreement") dated October 1, 1996 between British Telecom and Virtual Telecom SA.

     IQ Net Corporation. The Company has licensed from IQ Net Corporation ("IQ Net") certain computer software programs designed to enhance the presentation of its financial data services through its InvestMaster Service. Pursuant to a Software License Agreement ("Agreement") dated February 27, 1998 between the Company and IQ Net, IQ Net has granted the Company an exclusive license to use IQ Net's software to deliver a financial data service over the Internet and to market and promote such service throughout Europe.

     Marketing

     The Company markets its ISP and content-based financial services throughout Switzerland. The Company's strategy is to focus its marketing efforts on the sale of its FirstQuote and InvestMaster financial data products to the Swiss investment community. The FirstQuote financial service is marketed primarily to private banks, investment bankers and money managers, and the InvestMaster financial service is marketed primarily to private investors. The Company's strategy is to sell its ISP operations to the FirstQuote and InvestMaster subscribers as a tie-in service. In addition, the Company markets its ISP service as a stand-alone product to corporate Swiss Internet users. The Company employs a combination of direct marketing, print advertisements and direct mailings in order to market its ISP and content-based financial services. The Company promotes itself and its financial data services to the Swiss Internet and financial trade publications for purposes of generating feature articles that promote the Company and its business. The Company also endeavors, whenever possible, to market its services to the clients of those companies through which it outsources its ISP and financial data operations. To date, DEC has actively promoted the Company's ISP and financial data services directly to the DEC clients and has promoted the Company as a strategic partner of DEC.

     Competition

     The market for Internet products and services is expanding rapidly but is also highly competitive and the Company expects that this competition will intensify in the future. The Company's current and prospective competitors include many companies that have substantially greater financial, technical, marketing, and other resources than the Company. Increased competition could result in price reductions and increased spending on marketing and product development. Any of these events could have a material adverse affect on the Company's financial condition and operating results. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, financial condition, and results of operations.

     As of the date of this report there are several ISP's providing dial-up access to Swiss Internet users. There are also several companies that provide for the delivery of financial data over the Internet or electronic means, including Reuters, Bloomberg, Dow Jones Telerate, Bridge and Telekurs.

     Government Regulation

     The Company's ISP operation and content-based products are not currently subject to direct regulation by Swiss, US or other law, other than regulations applicable to businesses generally. Changes in the regulatory environment relating to the Internet content or connectivity industries, including regulatory changes that directly or indirectly affect telecommunications costs or increase the likelihood or scope of competition from regional telephone companies or others, could have a material adverse affect on the Company's business. The Company cannot predict the impact, if any, that future regulation or regulatory changes may have on its business.

     Employees

     The Company is staffed with 16 full-time employees and 3 full-time consultants at present, six of whom are involved in the Company's network and Web operations.

     Glossary

     Set forth below are definitions of certain terms used in this report.

Backbone            A centralized high-speed network that connects smaller,
--------            independent networks.  In other terms, the backbone of a
                    network is its means of linking its major nodes so all of its PoPs feed into backbone nodes with high speed uninterrupted flow.


Bandwidth           The number of bits of information which can move over a
---------           communications medium in a given amount of time.

Dial Up Line        A local access line and number provided by domestic telecom
------------        operators allowing the subscriber to dial the service
                    provider's PoP and connect to their backbone.

Electronic Mail     As application that allows a user to send or receive
---------------     messages to or from any other user with an Internet address,
or E-Mail           commonly termed an e-mail address.
---------

Frame Relay         A packet-switched Data network.
-----------

Graphical User      A means of communicating with a computer by manipulating
--------------      icons and windows rather than using text commands.
Interface
---------

Internet            An open global network of interconnected commercial,
--------            education and governmental computer networks which utilize a common communications protocol, TCP/IP.

ISDN                Integrated Services Digital Network.  A digital network that
----                combines voice and digital network services through a single medium, making it possible to offer customers digital data services as well as voice connections. In Europe, a 64 kilobit (64,000 bits per second) leased line is currently the most current bandwidth transmission data circuit useful in Internet business applications.

kbps                Kilobits per second.  A rate of digital information
----                transmission. One kilobit equals 1,024 bits.

Leased Line         A leased line is the telephone circuit transmission channel
-----------         reserved for the customer's use from point "a" to point "b"
                    through phone company physical lines and switches. The line may be of different bandwidths of data carrying capacity.

mbps                Megabits per second.  A rate of digital information
----                transmission. One megabit equals 1,024 kilobits.

Modem               A piece of equipment that connects a computer to an analog
-----               transmission line (typically a telephone line).

Online Services     Commercial information services that offer a computer user
---------------     access through a modem to a specified slate of information, entertainment and communications
                    menus. These services are generally closed systems but may offer Internet access at additional cost.

POPS                Points of Presence.  A clustered group of modems, routers
----                and other computer equipment, located in a particular city or metropolitan area, that allows a nearby subscriber to access the Internet through a local telephone call.

Router              A device that receives and transmits data packets between
------              segments in a network or different networks.

Server              Software that allows a computer to offer a service to
------              another computer.  Other computers connect the server
                    program by means of matching client software. In addition, such term means the computer on which server software runs.

Windows             A computer operating system developed by Microsoft that
-------             provides a graphical user interface and multitasking
                    capabilities.

World Wide Web      A network of computer servers that uses a special
--------------      communications protocol to link different servers throughout the Internet and permits communications of graphics, video and sound.


Item 2.  Description of Property.

     The Company's executive offices are located in Geneva, Switzerland and consist of approximately 1,800 square feet of leased premises. The Company's lease for these premises expires on August 30, 1999 and provides for monthly rent of CHF 7,500.

Item 3.  Legal Proceedings.

     There are no pending legal proceedings to which the Company or the properties of the Company are subject. In addition, no proceedings are known to be contemplated by a governmental authority against the Company or any officer or director of the Company.

Item 4.  Submission of Matters to a Vote of Security Holders.

     Not applicable.


Part II

Item 5.  Market for Common Equity and Related Stockholder Matters.

     Market for Common Shares. The Company's Common Stock has been listed on the OTC Bulletin Board under the symbol "VITE" since November 18, 1996. During the fiscal year ended December 31, 1997, the high and low last sale prices were $3.25 and $0.50, respectively. These high and low sale prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The Company considers its Common Stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the Common Stock.

     As of March 20, 1998, there were 348 record holders of the Company's Common Stock.

     The Company has not paid any cash dividends since its inception and does not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

     Recent Sales of Unregistered Securities. During the fiscal year ended December 31, 1997, the Company sold unregistered securities in the following transactions:

     A. From January 1997 through March 1997, the Company conducted a private placement of shares of Common Stock. In the private placement, the Company sold 534,063 shares of Common Stock for the gross proceeds of $873,000. The shares were sold pursuant to Rule 504 under the Securities Act of 1933 ("1933 Act"). There was no underwriter involved in this issuance.

     B. In February 1997, the Company issued 10,000 shares of Common Stock to a director as consideration for consulting services rendered on behalf of the Company. The shares were issued pursuant to Section 4(2) of the 1933 Act. There was no underwriter involved in this issuance.

     C. In February 1997, the Company issued 20,000 shares of Common Stock to one individual as consideration for consulting services rendered on behalf of the Company. The issuance was made pursuant to Rule 701 under the 1933 Act. There was no underwriter involved in this issuance.

     D. In April 1997, the Company granted one of its directors options to purchase an aggregate of 100,000 shares of Common Stock pursuant to the Company's 1997 Stock Option Plan. The options have an exercise price of $3.00 per share and vest at a rate 25,000 shares on each one year anniversary of the option grant date. The options were issued pursuant to Section 4(2) of 1933 Act. There was no underwriter involved in this issuance.

     E. In May 1997, the Company granted eight of its employees options to purchase an aggregate of 190,000 shares of Common Stock pursuant to the Company's 1997 Stock Option Plan. The options had an initial exercise price of $3.50 per share, are immediately exercisable and expire on December 31, 2000. The exercise price was revised downward to $2.00 in March 1998. The options were issued pursuant to Section 4(2) of the 1933 Act. There was no underwriter involved in this issuance.

     F. In May 1997, the Company issued 50,000 shares of Common Stock to one individual as consideration for consulting services rendered on behalf of the Company. The issuance was made pursuant to Rule 701 under the 1933 Act. There was no underwriter involved in this issuance.

     G. In June 1997, the Company conducted a private placement of units ("Units") of its securities at $5.00 per Unit. Each Unit consisted of two shares of Common Stock and one warrant which entitled its holder to purchase one share of Common Stock at an exercise price of $3.50 per share. The Company sold 204,000 Units for the gross proceeds of $1,020,000. In February 1998, the Board of Directors of the Company resolved to reduce the price per Unit to $4.00 and to issue an additional 102,000 shares of Common Stock to the Unit purchasers. The Units were sold pursuant to Regulation S under the 1933 Act. There was no underwriter involved in this issuance.

     H. In December 1997, the Company granted two of its employees options to purchase an aggregate of 20,000 shares of Common Stock pursuant to the Company's 1997 Stock Option Plan. The options had an initial exercise price of $3.50 per share and are immediately exercisable and expire on December 31, 2000. The exercise price was revised downward to $2.00 in March 1998. The options were issued pursuant to Section 4(2) of the 1933 Act. There was no underwriter involved in this issuance.

     I. On December 30, 1997, the Company sold 1,923,716 shares of its Series B Preferred Stock to Alta Berkeley V, C.V. and two-affiliated venture capital funds (collectively referred to as "Alta Berkeley") for the purchase price of $3,000,000. The shares were issued pursuant to Section 4(2) of the 1933 Act. There was no underwriter involved in this issuance.

     J. In 1997, the Company issued 271,686 shares of Common Stock upon conversion of the outstanding Series A Preferred Stock. The shares were issued pursuant to Regulation S under the 1933 Act. There was no underwriter involved in this issuance.

     K. In 1997, the Company issued 133,333 shares of Common Stock upon conversion of outstanding indebtedness. The shares were issued pursuant to Regulation S under the 1933 Act. There was no underwriter involved in this issuance.

     L. In 1997, the Company issued 8,000 shares of Common Stock to a consultant for administrative services rendered. The shares were issued pursuant to Section 4(2) of the 1933 Act. There was no underwriter involved in this issuance.

Item 6.  Management's Discussion and Analysis or Plan of Operation.

     The Company was recently organized to engage in the business of developing and marketing various Internet content-based products and, secondarily, to act as an Internet Service Provider ("ISP") providing access to the Internet. The Company's initial content-based products offered over the Internet consist of the delivery of financial data from securities and commodity exchanges worldwide on a real time and near real-time basis. During 1996 and the first quarter of 1997, the Company acquired and implemented the hardware, consisting of routers and servers, and leased telephone lines through which it offers its financial data service and access to the Swiss market. During the second fiscal quarter, the Company conducted pilot operations. The Company commenced full commercial operations during the quarter ended September 30, 1997.

     The Company's results of operations for fiscal year ended December 31, 1997 included revenues of $112,446 and a net loss of $2,359,209. As of December 31, 1997, the Company had working capital of $1,859,966. The Company has financed its operations to date through the sale of its equity securities and has received gross proceeds of $2,893,000 from the sale of its equity securities during the 1997 fiscal year and an additional $2,000,000, which was in the form of subscription receivable as of December 31, 1997 and was collected by the Company in March 1998. Management believes that its current working capital, along with expected revenues from operations, will satisfy its capital requirements throughout the 1998 fiscal year.

     The Company's plan of operations for the 1998 fiscal year include a full-scale roll-out of its on-line financial database products targeted at investment professionals and personal investors in the Swiss banking, investment and corporate markets. Subsequent to the rollout to the Swiss market, the Company intends to expand its operations to other key European markets.

     As of March 20, 1998, the Company has in its early stage of commencement of operations concluded financial database product contracts with 13 banking or trading enterprises providing for recurring revenue to the Company in the aggregate amount of $12,500 per month. In addition, the Company has concluded ISP network service contracts with 14 corporate clients providing for recurring revenue to the Company in the aggregate amount of $5,000 per month. Additional non-recurring revenues in the first two months of fiscal 1998 amounting to $22,000 were derived from the set-up and installation charges. The Company is in an advanced stage of negotiations with approximately 50 potential corporate clients, each of which has solicited offers for the Company's provision of financial data base products or ISP network service or both.

     This report contains various forward-looking statements that are based on the Company's beliefs as well as assumptions made by and information currently available to the Company. When used in this registration statement, the words "believe," "expect," "anticipate," "estimate" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions, including, without limitation, the Company's recent commencement of commercial operations and the risks and uncertainties concerning the acceptance of its services and products by the Swiss market; the risks and uncertainties concerning the availability of additional capital as and when required; technological changes; increased competition; and general economic conditions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. The Company cautions potential investors not to place undue reliance on any such forward-looking statements, all of which speak only as of the date made.

Item 7.  Financial Statements.


                         INDEX TO FINANCIAL STATEMENTS

          Independent Auditors' Reports...............................   12-13
          Consolidated Balance Sheets at December 31, 1997 and 1996... 14-15 Consolidated Statements of Operations for the years
            ended December 31, 1997 and 1996..........................      16
          Consolidated Statements of Cash Flows for the years ended
            December 31, 1997 and 1996................................      17
          Consolidated Statements of Stockholders' Equity (Deficit)
            for the years ended December 31, 1997 and 1996............      18
          Notes to Consolidated Financial Statements..................      19

Independent Auditors' Report

To the Board of Directors
Virtual Telecom, Inc.:


We have audited the accompanying consolidated balance sheet of Virtual Telecom Inc. and its subsidiaries as of December 31, 1997, and the related statements of operations, stockholders' equity and cash flows for the year then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Virtual Telecom Inc. and its subsidiaries as of December 31, 1996 were audited by other auditors whose report dated March 14, 1997, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Virtual Telecom Inc. and its subsidiaries as of December 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                                                             Arthur Andersen LLP

March 30, 1998

Independent Auditors' Report

To the Board of Directors
Virtual Telecom, Inc.
Geneva, Switzerland:


We have audited the accompanying consolidated balance sheet of Virtual Telecom, Inc. at December 31, 1996 and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the year ended December 31, 1996. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Virtual Telecom, Inc. as of December 31, 1996 and the results of its operations and its cash flows for the year ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                     Raimondo, Pettit & Glassman

Torrance, California
March 14, 1997

                     VIRTUAL TELECOM, INC. AND SUBSIDIARIES

          Consolidated Balance Sheets as of December 31, 1997 and 1996
                           (Currency - U.S. dollars)


                                 ASSETS
                                                       December 31,
                                                  -----------------------
                                                     1997         1996
                                                  -----------   ---------
CURRENT ASSETS:
  Cash and cash equivalent                         $  569,264    $219,139
  Trade accounts receivable, net                       65,931          --
  Advance to a related party                               --      38,645
  Subscriptions receivable from stockholders        2,000,000          --
  Prepaid expenses and other receivables              138,107      23,836
                                                   ----------    --------

          Total current assets                      2,773,302     281,620
                                                   ----------    --------

NONCURRENT ASSETS:

  Property and equipment, net                       1,186,773     634,472
  Other assets                                         25,874      32,838
                                                   ----------    --------

          Total non current assets                  1,212,647     667,310
                                                   ----------    --------

                                                   $3,985,949    $948,930
                                                   ==========    ========


  The accompanying notes are an integral part of these consolidated financial statements.

                     VIRTUAL TELECOM, INC. AND SUBSIDIARIES

          Consolidated Balance Sheets as of December 31, 1997 and 1996
                           (Currency - U.S. dollars)

                     LIABILITIES AND STOCKHOLDERS' EQUITY
                                                           December 31,
                                                    --------------------------
                                                        1997           1996
                                                    -----------    -----------
CURRENT LIABILITIES:

  Trade accounts payable                            $   165,557    $   298,635
  Current portion of capital lease obligations          189,526         10,849
  Advances and convertible loans from
    stockholders and other related parties              315,672        590,507
  Accrued liabilities and deferred income               242,581         37,171
                                                    -----------    -----------

          Total current liabilities                     913,336        937,162
                                                    -----------    -----------

LONG-TERM CAPITAL LEASE OBLIGATIONS,
  net of current maturities                             199,114         10,707
                                                    -----------    -----------

COMMITMENTS (Notes 6, 7 and 12)
STOCKHOLDERS' EQUITY:

  Common Stock, $0.001 par value,
    20,000,000 shares authorized; 5,375,272
    and 3,940,190 shares issued and
    outstanding in 1997 and 1996                          5,375          3,940

  Preferred Stock, $0.001 par value,
    10,000,000 shares authorized -
    Class A: 147,938 and 283,781 shares
     issued and outstanding, liquidation
     preference of $517,783 and $993,233,
     as of December 31, 1997 and 1996                       148            284
    Class B: 1,923,716 shares issued and
     outstanding in 1997, liquidation
     preference of $6,733,006 ($10,003,323
     after December 31, 1999) (1996:-)                    1,924             --

  Additional paid-in capital                          6,156,642        994,465

  Cumulative translation adjustment                     131,707         65,460

  Accumulated deficit                                (3,422,297)    (1,063,088)
                                                    -----------    -----------

          Total stockholders' equity                  2,873,499          1,061
                                                    -----------    -----------

                                                    $ 3,985,949    $   948,930
                                                    ===========    ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                     VIRTUAL TELECOM, INC. AND SUBSIDIARIES

                     Consolidated Statements of Operations

                 For the Years Ended December 31, 1997 and 1996
                           (Currency - U.S. dollars)


                                                   Year Ended December 31,
                                                  ------------------------
                                                      1997          1996
                                                  -----------   ----------

SALES                                             $   112,446   $       --

OPERATING EXPENSES:
  General and administrative                       (1,754,670)    (818,738)
  Selling and market development                     (664,591)    (130,335)
                                                  -----------   ----------

          Total operating expenses                 (2,419,261)    (949,073)
                                                  -----------   ----------

          Net operating loss                       (2,306,815)    (949,073)
                                                  -----------   ----------

INTEREST EXPENSE                                      (52,394)     (15,237)
                                                  -----------   ----------

          Net loss                                $(2,359,209)  $ (964,310)
                                                  ===========   ==========

Basic and diluted weighted average number
  of common shares                                  4,465,486    3,374,108

Basic and diluted net loss per common share       $     (0.53)  $    (0.29)
                                                  ===========   ==========



  The accompanying notes are an integral part of these consolidated financial statements.

                     VIRTUAL TELECOM, INC. AND SUBSIDIARIES

      Consolidated Statements of Changes in Stockholders' Equity (Deficit)

                 For the Years Ended December 31, 1997 and 1996

                            (Currency-U.S. Dollars)

                                                                     Class A                  Class B
                                           Common Stock          Preferred Stock          Preferred Stock
                                    ------------------------   ----------------------  ------------------------
                                      Shares         Amount      Shares       Amount     Shares        Amount
                                    ----------     ---------   ---------     --------  ----------    ----------

Balance at December 31, 1995         3,193,540    $   3,194           --     $     --          --    $       --
Issuance of common stock in
 consideration for                     355,039          355
  Moke Acquisition Corp.
Issuance of preferred stock                                      283,718          284
Issuance of common stock in
 consideration                         191,611          191
  for consultancy fees
Issuance of common stock in
 consideration                         200,000          200
  for preferred stock
   issuance fees
Net loss
Translation adjustment
                                    ----------     ---------    --------     --------   ---------    ----------
Balance at December 31, 1996         3,940,190        3,940      283,781          284          --            --
Issuance of common stock in
 consideration                          80,000           80
  for consultancy fees
Issuance of common stock
 through private                       534,063          534
  placement offering
Issuance of common stock
 through private                       408,000          408
  placement offering
Issuance of common stock to
 repay                                 133,333          133
  the bridging loan
Issuance of common stock in
 consideration                           8,000            8
  for administrative fees
Issuance of common stock                                                                1,923,716        1,924
 through private
  placement offering
Conversion of preferred to             271,686          272   (135,843)          (136)
 common stock
Compensation cost related to
 stock option
Net loss
Translation gain
                                    ----------    ---------    --------    ---------   ---------    ----------
Balance at December 31, 1997         5,375,272    $   5,375     147,938    $     148   1,923,716    $   1,924
                                    ==========    =========    ========    =========   =========    ==========


                                        Additional          Cumulative                               Total
                                         Paid-in            Translation        Accumulated        Stockholders'
                                         Capital            Adjustment           Deficit            Equity
                                       ------------         -----------        -----------        ------------

Balance at December 31, 1995               $ 67,980            $ 10,533         $  (98,778)       $    (17,071)
Issuance of common stock in                   3,735                                                      4,090
 consideration for
  Moke Acquisition Corp.
Issuance of preferred stock                 825,236                                                    825,520
Issuance of common stock in                  47,714                                                     47,905
 consideration
  for consultancy fees
Issuance of common stock in                  49,800                                                     50,000
 consideration
  for preferred stock
   issuance fees
Net loss                                                                          (964,310)           (964,310)
Translation adjustment                                           54,927                                 54,927
                                       ------------         -----------        -----------        ------------
Balance at December 31, 1996                994,465              65,460         (1,063,088)              1,061
Issuance of common stock in                  19,920                                                     20,000
 consideration
  for consultancy fees
Issuance of common stock                    872,466                                                    873,000
 through private
  placement offering
Issuance of common stock                  1,019,592                                                  1,020,000
 through private
  placement offering
Issuance of common stock to                 199,867                                                    200,000
 repay
  the bridging loan
Issuance of common stock in                   7,992                                                      8,000
 consideration
  for administrative fees
Issuance of common stock                  2,998,076                                                  3,000,000
 through private
  placement offering
Conversion of preferred to                     (136)                                                        --
 common stock
Compensation cost related to                 44,400                                                     44,400
 stock option
Net loss                                                                        (2,359,209)         (2,359,209)
Translation gain                                                 66,247                                 66,247
                                       ------------         -----------        -----------        ------------
Balance at December 31, 1997           $  6,156,642         $   131,707        $(3,422,297)       $  2,873,499
                                       ============         ===========        ===========        ============


                     VIRTUAL TELECOM, INC. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                 For the Years Ended December 31, 1997 and 1996

                           (Currency - U.S. dollars)

                                                    Year Ended December 31,
                                                  ----------------------------
                                                      1997            1996
                                                  -------------   ------------

Cash flows used in operating activities:
  Net loss                                        $  (2,359,209)  $   (964,310)
  Adjustments to reconcile net loss to net
   cash used in operating activities:
   Net exchange loss                                    100,234             --
   Depreciation                                         184,794         28,566
   Interest accrued on loans payable                     39,309         26,362
   Capitalization of interest                            (6,656)       (12,883)
   Stock issued for consultation fees                        --         47,903
   Write-off Moke goodwill                                   --        104,090
  Increase (decrease) resulting from changes in:
   Trade accounts receivable                            (65,931)            --
   Prepaid expenses and other receivables              (114,271)       (25,789)
   Trade accounts payable                                95,748         67,623
   Accrued liabilities                                  205,410         33,015
                                                  -------------   ------------
          Net cash used in operating activities      (1,920,572)      (695,423)
                                                  -------------   ------------

Cash from (used in) investing activities:
  Purchase of equipment                                (332,982)      (358,449)
  Purchase of Moke Acquisition Corp.                         --       (100,000)
  Other non-current asset expenditures                       --        (26,023)
  Advances to stockholder and related party                  --        (40,775)
                                                  -------------   ------------

          Net cash used in investing activities        (332,982)      (525,247)
                                                  -------------   ------------

Cash flows from (used in financing activities:
  Commission on share issuance                          (63,500)            --
  Issuance of stock                                   2,893,000        875,520
  Stock-related expenses                                102,902             --
  Proceeds from bridge loans                                 --        500,000
  Collection of stock subscriptions receivable               --         40,000
  Advances from stockholders and related parties             --         72,282
  Paid to stockholder and related party                 (51,397)            --
  Reimbursements of advances from
   stockholders and related parties                     (50,000)       (64,673)
  Reimbursements of advances to related parties          66,180             --
  Payment of capital lease obligations                 (275,230)       (19,190)
  Bank overdraft                                             --         (1,217)
                                                  -------------   ------------

Net cash provided by financing activities             2,621,955      1,402,722
                                                  -------------   ------------
Effect of exchange rate changes on cash and
  cash equivalents                                      (18,276)        37,087
Net increase in cash and cash equivalents               350,125        219,139
Cash and cash equivalents, beginning of year            219,139             --
                                                  -------------   ------------

Cash and cash equivalents, end of year            $     569,264   $    219,139
                                                  =============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                     VIRTUAL TELECOM, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        As of December 31, 1997 and 1996


1.   Description of the Company

     a)   The Company and Its Subsidiaries ("the Group")

          Virtual Telecom, Inc. ("Virtual Telecom" or the "Company") was incorporated in Delaware on July 3, 1996 for the purpose of holding all the shares of Virtual Telecom S.A., a Swiss corporation formed in 1994. The owners of Virtual Telecom S.A. contributed all of the Virtual Telecom S.A. shares in consideration for 3,194,540 common shares of Virtual Telecom, Inc. The accompanying financial statements have been prepared as if the acquisition had occurred at Virtual Telecom S.A.'s inception (May 19, 1994), using the historical costs of each entity. Unless the context otherwise requires, all references to the Group include its wholly-owned subsidiaries, Virtual Telecom SA, a Swiss corporation as well as Firstquote Limited, an English corporation founded in December 1997.

          The Group was recently organized to engage in the business of developing and marketing various Internet content-based products and, secondarily, to act as an Internet Service Provider ("ISP") providing access to the Internet. The Group's initial content-based products offered over the Internet consists of the delivery of financial data from securities and commodities exchanges worldwide on a real-time and near real-time basis. During 1996 and the first quarter of 1997, the Group acquired and implemented the hardware, consisting of routers and servers, and leased telephone lines through which it offers its financial data service and access to the Swiss market. During the second fiscal quarter, the Group conducted pilot operations. The Group commenced full commercial operations end of September 1997 and hence 1997 is the first fiscal year in which the Company is no longer in the development stage.

     b)   Business Combination with Moke

          Pursuant to an Agreement and Plan of Merger dated July 31, 1996 between the Company and Moke Acquisition Corp. ("Moke"), Moke merged with and into the Company effective as of August 30, 1996. Prior to the merger, Moke was a publicly held shell corporation with no operations and approximately 4,090,448 shares of Common Stock outstanding. Pursuant to the Agreement and Plan of Merger, each outstanding share of Moke Common Stock was converted into .0867471 shares of the Company's Common Stock, for an aggregate issuance of 355,039 shares of the Company's Common Stock to the shareholders of Moke. In connection with the merger, the Company incurred approximately $100,000 in acquisition costs. The business combination was accounted for using the purchase method. The purchase price was allocated as follows:


          Organization costs         $    4,090
          Other assets                      100
          Goodwill                      100,000
          Accrued liabilities              (100)
                                     ----------

          Total purchase price       $  104,090
                                     ==========

          Since Moke's operations were not expected to generate any cash flow in the future, all of Moke's assets and goodwill were written off.

2.   Summary of Significant Accounting Policies

     a)   Principle of Consolidation

          The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     b)   Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     c)   Revenue Recognition

          The Company's subsidiaries design, install, service and monitor ISP Services and Online Financial Services. The services represent either "one time" installation or monthly recurring revenues. Installation revenues and related costs are recognized upon completion of installation. For the ISP Services and Online Financial Services, the Company normally invoices 3 months in advance. The Company therefore recognizes unearned income for amounts invoiced in advance and the related deferred revenue is then recognized in the profit and loss account on a straight-line, monthly basis.

     d)   Foreign Currency Translation

          The Company accounts for foreign currency transactions in accordance with Statement of Financial Accounting Standard (SFAS) No. 52, "Foreign Currency Translation" which provides for the translation of assets and liabilities at the end of period current rate and of operations and cash flows at the rates existing at the date of the transaction, or appropriate average. Foreign currency transactions are translated into the functional currency at the rate existing at the date of the transactions and outstanding balances are reevaluated at year-end rate with the resulting exchange gain or loss included in the statement of operations. The Company's functional currency is the Swiss Franc (CHF). At December 31, 1997 assets and liabilities were translated into US dollars (the reporting currency) at CHF 1.455 (1996: CHF 1.340) per US dollar and operations and cash flows at an average rate of CHF 1.455 and CHF 1.240 per US dollar for 1997 and 1996 respectively. The resulting gain or loss on translation into the reporting currency is included as a separate component of equity under "cumulative translation adjustment".

     e)   Cash and Cash Equivalents

          The Company considers all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents. The Company is required to maintain a $30,000 compensating balance in one of its bank accounts to secure the credit line available on credit cards used by Company personnel. The amount is classified as cash and cash equivalents.

     f)   Property and Equipment

          Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives, which range from 3 to 5 years. Leasehold improvements are depreciated over the shorter of the life of the lease or the life of the asset. Upon sale, any gain or loss is included in the statement of operations. Maintenance and minor replacements are charged to operations as incurred.

     g)   Income Taxes

          The Company utilizes the liability method to account for income taxes. Under this method, deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

          The Company's subsidiary, Virtual Telecom SA, is incorporated in Switzerland. The tax charge in Switzerland is an accumulation of the taxes due to the city, the canton (state) and the federal authorities.

     h)   Stock-based Compensation

          Statement of financial accounting standards No. 13, "Accounting for stock-based compensation" ("SFAS No. 123") was effective for fiscal years beginning after December 15, 1996. This statement provides for a fair value based method of accounting for grants of equity instruments to employees or suppliers in return for goods or services. With respect to stock-based compensation to employees, SFAS No. 123 permits entities to continue to apply the provisions prescribed by APB Opinion No. 25; however, pro forma disclosures of net income and earnings per share must be presented as if the fair value based method had been applied in measuring compensation cost. The Company elected to continue with the accounting method prescribed by APB Opinion No. 25 and presented the pro forma disclosures in Note 11.

     i)   Fair Value of Financial Instruments

          The carrying value of financial instruments included in current assets and liabilities approximates fair value because of the short maturity of these items.

     j)   Net Loss Per Common Share

          Net loss per common share is based on the reported net loss divided by the weighted average number of common shares outstanding. Convertible preferred stock and outstanding warrants have not been included, as their effect would be anti-dilutive.

3.   Trade Receivables

                                         December 31, 1997     December 31, 1996
                                         -----------------     -----------------
     Trade accounts receivable           $          75,622     $              --
     Less - allowance for doubtful
       accounts                                     (9,691)                   --
                                         -----------------     -----------------
     Trade accounts receivable, net      $          65,931     $              --
                                         =================     =================

     Included in trade accounts receivable as of December 31, 1997 is an amount of $33,756 relating to deferred revenues. This amount is also included within accrued liabilities at that date.


4.   Subscriptions Receivable From Shareholders

     The $2,000,000 of subscription receivable from shareholders arose on the issue of $3,000,000 of series "B" Preferred Stock in December 1997. This amount was paid in March 1998. Refer to note 11 below for details concerning numbers of shares issued and related term and conditions of issuance.

5.   Property and Equipment, Net

     Property and equipment consists of the following:

                                             December 31, 1997     December 31, 1996
                                             -----------------     -----------------
     Software                                $           3,960     $           4,301
     Computer equipment                                401,924                30,600
     Computer equipment under capital lease             45,766                49,201
     Furniture and fixtures                             86,295                43,129
     Vehicles under capital lease                       34,381                19,313
     Network equipment under capital lease             830,409               528,928
                                             -----------------     -----------------
                                                     1,402,735               675,472
     Less - accumulated depreciation                  (215,962)               41,000
                                             -----------------     -----------------
                                             $       1,186,773     $         634,472
                                             =================     =================


     Depreciation amounted to $184,794 and $28,566, including $84,833 and $11,527 in depreciation of assets under capital leases for the periods ended December 31, 1997 and 1996, respectively. During 1997 and 1996, the Company capitalized $6,656 and $12,883 in interest expense incurred during the installation of the network equipment. The network equipment was used in operations from October 1, 1997. It is the Company's policy to depreciate its computer and network equipment over their estimated useful lives based on current conditions. Given the rapid technological change affecting such equipment, it is at least reasonably possible that the Company's estimates may change in the near term.


6.   Capital Lease Obligations

     The Company's subsidiary is obligated under capital leases (computer and cars) and operating leases (offices) expiring at various dates through October 31, 2000. Minimum lease payments for leases that have initial or remaining non-cancelable terms in excess of one year are:

                                           Operating Leases    Capital Leases
                                           ----------------    --------------
     Future minimum lease payments:
       1998                                $        119,994      $    190,678
       1999                                          79,996           190,678
       2000                                              --             7,050
       2001                                              --             2,565
                                           ----------------    --------------
     Minimum lease payments                         199,990           390,971
                                           ----------------
     Less - amount representing interest                               (2,331)
                                                               --------------
                                                                      388,640
     Less - current maturities                                       (189,526)
                                                               --------------
     Long-term capital lease
       obligations                         $                   $      199,114
                                           ================    ==============

7.   Advances and Convertible Loans From Stockholders and Related Parties

     Advances and loans from stockholders and related parties consist of the following:

                                        December 31, 1997    December 31, 1996
                                        -----------------    -----------------
     Bridge loans                       $         315,672    $         526,362
     Advances from related parties                     --               64,145
                                        -----------------    -----------------
                                        $         315,672    $         590,507
                                        =================    =================

     In May 1996 and December 1996, the Company received bridge loans of $300,000 and $200,000 respectively, with interest on the principal amount accrued at 12%, due one year from the date the loans were made. The loans are convertible into shares of Common Stock of the Company at the option of the Company.

     In May 1997, the Company issued 133,333 shares of its Common Stock in consideration for the conversion of $200,000 of the $300,000 loan. An additional cash payment of $50,000 was made in September 1997.

     Of the remaining unpaid amount of $50,000, together with the second loan of $200,000, $25,000 plus interest of $71,088 was repaid on March 25, 1998 and the remaining balance of $225,000 will be converted into 145,161 shares of Common Stock at $1.55 per share.


8.   Related Party Transactions

     Employment Agreements

     Commencing May 1, 1996, the Company entered into five-year term employment agreements with the Company's two majority stockholders. Both agreements provide for compensation of approximately $5,600 per month plus monthly expense allowances of approximately $420 per month. The agreements can be extended up to three additional three-year terms and are subject to yearly consumer price index increases. Total compensation paid under these agreements during 1997 amounted to approximately $144,480.

     Administrative Assistance

     In May 1996, the Company entered into an agreement with a related party whereby the related party provides administrative services to the U.S. holding corporation for $4,000 per month. Amounts charged under this contract during 1997 and 1996 were approximately $48,000 and $26,000.

     In addition to this monthly fee, the related party received a total of 8,000 shares of Common Stock during 1997.

     Office Lease

     The Company entered into a month to month sublease agreement with a company affiliated with a stockholder, whereby the Company recovers approximately $755 per month for use of its premises, utilities and computer systems usage. Amounts charged to the affiliate amounted to approximately $9,060 and $3,525 during 1997 and 1996.

     Chief Executive Officer

     The Chief Executive Officer of the Company was granted a loan in October 1996 with a principal amount of approximately $35,000 and an interest rate of 6.5%. This amount was fully repaid as of December 31, 1997.

9.   Major Agreements

     Network Equipment Service Agreement

     In September 1996, the Company entered into an equipment purchase and network maintenance service agreement with a major computer equipment manufacturer, whereby the Company committed to outsource the maintenance and operation of the network for a total of approximately $635,000 from 1997 through 2000. Decreasing cancellation fees ranging from approximately $480,000 to $100,000 will apply if the Company terminates the agreement before the end of the four-year term of the agreement.

     There are other major suppliers of similar equipment and services. A change in supplier, however, could cause disruption in service and a possible loss of revenues which would adversely affect future operating results.

     License to Use and Disseminate Stock Market Information

     In August 1996, the Company entered into a 30-month license agreement to use and disseminate stock market information. After the initial term, the agreement is renewable in twelve-month increments, with a 90-day cancellation notice period. A major portion of the Company's future revenues will be dependent upon maintaining this license.

     Financial Software Solution Provider

     In January 1997 the Company's Swiss subsidiary entered into a 3-year software distributor agreement with a financial software solution provider based in the USA. After the initial term the agreement is renewable on a 12 monthly basis. A 90-day cancellation period applies throughout the contract. Although there are other such providers of financial software solutions on the market, the specialist nature of the software solutions provided under the agreement means that the Company places significant reliance on this supplier in terms of securing future revenues.

10.  Income Taxes

     Deferred income tax assets and liabilities are provided for temporary differences between financial statement income and amounts currently taxable.

     Both the Company and its Swiss subsidiary have been incurring losses during the years ended December 31, 1997 and 1996. For US tax reporting purposes the Company has a net operating loss carry forward of approximately $656,260 to offset federal income taxes which expire at different dates through the year 2012. These net operating losses could be restricted due to a change in ownership. Its Swiss subsidiary has a net operating loss carry forward of $2,676,718 to offset future income taxes in Switzerland which expires between the years 2002 and 2004.

     Temporary differences that give rise to deferred income tax assets and liabilities are:

                                        December 31, 1997   December 31, 1996
                                        -----------------   -----------------
     Net operating loss carry forward   $         967,030   $         389,000
     Valuation allowance                         (967,030)           (389,000)
                                        -----------------   -----------------
     Net deferred tax asset             $              --   $              --
                                        =================   =================

     A valuation allowance is used to reduce deferred tax asset to a level which, more likely than not, will be realized. Due to the fact that certain doubts exist regarding the use of the tax losses carried forward to offset future taxable income, the Company decided to record a valuation allowance for the full amount of deferred tax assets.

11.  Stockholders' Equity

     Common Stock

     The Company is authorized to issue 20,000,000 shares of Common Stock, $.001 par value ("Common Stock"), of which, as of December 31, 1997, 5,375,272 shares were issued and outstanding and held by approximately 350 stockholders of record. As of December 31, 1997, there are no outstanding options, warrants or other securities, which upon exercise or conversion entitle their holder to acquire shares of Common Stock, other than the Unit Warrants, Series A and B Preferred Stock and options issued under the Stock Option Plan, described below.

     Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which case Delaware law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefore, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no pre-emptive, conversion, subscription or cumulative voting rights.

     From January 1997 to March 1997, the Company issued 534,063 shares in a private placement offering for total consideration of $873,000.

     In February 1997, the Company issued 10,000 shares of Common Stock to a Director and a further 20,000 shares to an individual as consideration for consulting services rendered on behalf of the Company. In May 1997 the Company issued 50,000 shares of Common Stock in consideration for consulting services rendered to the Company with a value of $12,500.

     In June 1997, the Company issued 204,000 units, each consisting of 2 shares of Common Stock plus one Common Stock warrant, at a price of $5.00 per unit. In February 1998, the Board of Directors resolved to reduce the price per Unit to $4.00 and to issue an additional 102,000 Shares of Common Stock to the Unit purchasers. The 204,000 warrants provide the holders with the right to acquire 204,000 shares of the Company's Common Stock at a price of $3.50 per share up to December 31, 2000 (refer also to Note about Warrant issues below).

     In December 1997, the Company issued 133,333 shares for a total of $200,000 to repay the bridge loan to stockholders and other related parties (refer to Note 7).

     During the year ended December 1997, the Company also issued a further 8,000 shares of its Common Stock (refer to Note 8).

     Preferred Stock

     The Company is authorized to issue 10,000,000 shares of preferred stock, $.001 par value ("Preferred Stock"). The Company's Board of Directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series or classes, any or all of the authorized but unissued shares of Preferred Stock with such dividend, redemption, conversion and exchange provisions as may be provided in the particular series.

     The Board of Directors of the Company has designated an initial series of Preferred Stock known as "Series A Preferred Stock" consisting of 750,000 authorized shares, and the Company has issued 283,781 units ("Units") of its securities, each Unit consisting of one share ("Series A Preferred Share") of the Company's Series A Preferred Stock and one Common Stock purchase warrant ("Unit Warrant"). Each Series A Preferred Shares has a par value of $.001 and a liquidation preference of $3.50 per share. The Series A Preferred Stock does not carry dividend rights or any other rights senior to the Common Stock and the Series A Preferred Stock has equal voting rights with the Common Stock. During 1996, 283,781 shares of Series A Preferred stock and Warrants were issued for a total consideration of $875,520, net of $117,713 in issuance costs. In connection therewith, the Company also issued 200,000 shares of its common stock to related parties as commissions for the issuance of the Preferred Stock. The shares were valued at $.25 a share, the opening trading price of the Company's stock in November 1996, resulting in a $50,000 deduction from the Preferred Stock proceeds.

     In November 1997 the conversion price of the Series A Preferred Stock has been reset to $1.75, which allows converting one Series A Preferred Stock into two shares of Common Stock. Through December 31, 1997, 135,843 Preferred Shares had been converted into 271,686 Common Shares.

     The Series A Preferred Stock is redeemable by the Company, at a price equal to the liquidation preference plus any unpaid dividends, at the earlier of one year from the date of initial issuance or upon the closing of a public offering of the Company's Common Stock where immediately following such offering the Common Stock is listed on the New York or American Stock Exchange or the NASDAQ Stock Market. No shares of Series A Preferred Stock shall be redeemed without the consent of the majority of outstanding shares of Series B Preferred Stock.

     In December 1997, the Board of Directors of the Company designated a second series of preferred shares as "Series B Preferred stock" consisting of 1,923,716 shares of authorized shares. On December 30, 1997, the Company sold 1,923,716 shares of its Series B Preferred Stock to Alta Berkeley V, C.V. and two affiliated venture capital funds (collectively referred to as "Alta Berkeley") for the purchase price of $3,000,000. Pursuant to the terms of the agreement, Alta Berkeley transferred $1,000,000 at the closing on December 30, 1997 and the balance of $2,000,000 was delivered to the Company in March 1998. Each Series B Preferred Stock has a par value of $.001 and a liquidation preference of $3.50 per share if the event of liquidation, dissolution or winding up occurs on or before December 31, 1999 and thereafter of $5.20 per share. The shares are convertible at any time into shares of the Company's Common Stock on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, and have full voting rights along with the Company's Series A Preferred Stock and its Common Stock.

     Concurrent with the Agreement, the Company and Alta Berkeley entered into an Investors' Rights Agreement. Pursuant to the terms of their agreement, the Company increased the authorized number of its directors from four to six and holders of the shares of Series B Preferred stock are entitled to elect two members of the Company's Board of Directors. At the closing, the Company appointed Mr. Bryan Wood of Alta Berkeley to the Board of Directors. In addition, the Company granted Alta Berkeley the right of first refusal to purchase a pro rata share of any equity securities, which the Company may issue. The right of first refusal expires on December 18, 2004. The Investors' Rights Agreement also grants Alta Berkeley certain approval and disclosure rights over certain management and strategic matters.

     Warrant Issues

     In fiscal year 1996, the Company issued 283,781 units ("Units") of its securities, each Unit consisting of one Series A Preferred Share and one Common Stock purchase warrant ("Unit Warrant"). Each Unit Warrant entitles its holder to purchase one share of Common Stock at an initial exercise price of $7.00 per share until July 31, 1998, which have been reset to an exercise price of $3.50 and an expiring date of December 31, 2000, at which time the unexercised Unit Warrants shall expire by their own terms. The Unit Warrants are subject to anti-dilution provisions.

     During the year ended December 1997, the Company has issued a further 204,000 units ("Units") its securities. Each Unit consists of two Common Share and one Common Stock purchase warrant ("Unit Warrant"). Each Unit Warrant entitles its holder to purchase one share of Common Stock at an exercise price of $3.50 per share until December 31, 2000, at which time the unexercised Unit Warrants shall expire by their own terms. The Unit Warrants are subject to anti-dilution provisions.

     Stock Option Plan

     During the year ended December 31, 1997, the Company adopted a Stock Option Plan ("the Plan"). The Company accounts for the plan under APB Opinion No. 25 under which no compensation cost has been recognized on options granted to employees as the fair value of stock equals or is lower than the exercise price at the date of grant.

     During 1997, under the plan, the Company granted 310,000 options in total. All transactions with individuals other than those considered employees (as set forth within the scope of APB Opinion No. 25) have been accounted for under the provisions of SFAS No. 123.

     Had compensation cost on all options granted been determined consistent with SFAS No. 123 the Company's net loss and earnings per share would have been reduced to the following proforma amounts.


     Loss Per Share

                                                 December 31, 1997
                                                 -----------------

     Net loss, as reported                       $      (2,359,209)
     Net loss, pro forma                                (2,510,409)

     Basic loss per share, as reported                       (0.53)
     Basic loss per share, pro forma                         (0.56)

     Diluted loss per share, as reported                     (0.53)
     Diluted loss per share, pro forma           $           (0.56)


     The effects of applying SFAS No. 123 in this pro-forma disclosure are not indicative of future amounts.

     The weighted average fair value of options granted in 1997 is $0.63 per option. The fair value of each option grant is estimated on the date of grant using the Black Scholes pricing model with the following weighted-average assumptions for grants in 1997:

     .    a risk free rate of 5.75%
     .    an expected life of 1,186 days
     .    an expected volatility of 69%.

     The weighted average remaining contractual life of the options is 954 days.

     A total of 500,000 common shares may be issued under the plan and have been reserved by the Directors for that purpose. The Board of Directors determines the terms and exercise prices.

     Officers, employees and directors of the Company or its subsidiaries, in addition to consultants, independent contractors or other service providers are eligible for "non-qualified options". Only officers, employees and directors who are also employees of the Company or its subsidiaries are eligible to receive grants of Incentive Stock Options.

     No option may be granted under the Plan after April 28, 2007, but options granted before that date might be exercisable after that date.

     The following non-qualified options have been granted to the Board of Directors, Employees and Consultants:

     Notes


                                                             December 31, 1997
                                                             -----------------

     1)   Non-Executive Directors (granted April 28, 1997)            $100,000
     2)   Directors (granted May 12, 1997)                             100,000
     3)   Employees (granted May 12, 1997)                              40,000
     4)   Consultants (granted May and November 1997)                   70,000
                                                                      --------

                       Total                                          $310,000
                                                                      ========


     Notes:

     1) The 100,000 Options granted to the Non-Executive Director have an exercise price of $3.00 and can be exercised under following conditions:

NO. OF OPTIONS                         EXERCISE DATE
25,000                                 April 28, 1998
25,000                                 April 28, 1999
25,000                                 April 28, 2000
25,000                                 April 28, 2001

     2), 3), 4) The other Options issued are exercisable immediately and allow the holder to purchase one share of the Company's Common Stock at $3.50 between May or November, 1997 and December 31, 2000. The exercise price of these options was revised downward to $2.00 in March 1998.

     4) Under SFAS No. 123 the fair value of the 70,000 options granted to consultants as of the date of grant using the Black Scholes pricing model is $44,400 and has been recorded as expense in the statement of operations (see above for weighed average assumptions).

     A summary of the status of the Company's stock option plan as of December 31, 1997 is presented in the table and narrative below:

                                               December 31, 1997
                                      ---------------------------------
                                       Shares       Wtd. Avg. Ex. Price
                                       (,000)              ($)
                                      ---------     -------------------
     Outstanding, beginning of year          --                      --
     Granted                                310                    3.33
     Exercised                               --                      --
     Expired                                 --                      --
                                      ---------     -------------------
     Outstanding, end of year               310                    3.33
                                      =========     ===================
     Exercisable                            190                    3.50



12.  Retirement Plans

     All of the Company's Switzerland-based employees, including its executive officers, participate in the legally required pension or retirement plans existing in Switzerland, which are similar to defined contribution plans. All of them are subject to the two pension and retirement plans required under Swiss law. The first such plan is the Assurance Veillesse et Survivants ("AVS"), a government-administered plan, under which the Company's subsidiary deducts on a monthly basis 5.05% of employee compensation and pays it to the AVS fund, whilst itself contributing 5.05% to the fund for each employee's account. The second such plan is the Prevoyance Professionnelle plan ("LPP"), a company-sponsored plan which is currently administered by an independent insurance company. Under this plan, a total amount equal to between approximately 5% and 15% of each employee's compensation, depending on age and sex is deducted by the Company and paid to each employee's account in the LPP fund. The Company and employees each contribute 50% of this cost. In addition to the legally required plans, the Company offers to its management supplemental LPP programs.

     The Company has no pension or retirement liability other than its obligation to make contributions to the AVS fund and the LPP fund and to see that the appropriate employee amounts are deducted and paid. Total LPP and AVS plans expenses (including supplemental programs) for executive officers and other employees was approximately $59,586 and $21,919 for the Company's Swiss subsidiary for the years ended December 31, 1997 and 1996 respectively.

     The Company does not maintain any plans for other post-employment or post-retirement employee benefits.

13.  Supplementary Disclosure to Cash Flow Statement

                                                                           1997            1996
                                                                      -----------     ----------
Cash paid during the year for:
       Interest                                                       $    (1,268)    $   (2,056)
       Income taxes                                                             -              -

     Non-cash investing and financing transactions:
       Capitalization of interest                                           6,656         12,883
       Capital leases to finance equipment                               (532,500)        15,806
       Common stock issued in consideration for consultancy fees          (20,000)             -
       Common stock issued in consideration for Moke                            -          4,090
       Common stock issued for preferred stock                                  -         50,000
       Common stock issued for issuance fees                                    -         47,903
       Common stock issued to repay a bridging loan                      (200,000)             -
       Common stock issued in consideration for administrative fees        (8,000)             -
       Preferred stock issuance costs                                           -        117,713
       Interest accrued on loans payable                                        -         26,362
       Accrued invoice for equipment acquired                                   -        223,881
       Common stock issued to repay a bridging loan                      (200,000)             -
       Common stock issued in consideration for administrative fees        (8,000)             -


Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

     On November 21, 1997, the Company terminated the appointment of Raimondo, Pettit & Glassman as independent auditors for the Company and Arthur Andersen SA was engaged as independent auditors. The decision to change independent auditors has been approved by the Board of Directors of the Company. During the fiscal year ended December 31, 1996 and 1995 and the subsequent interim period through November 21, 1997 there were no disagreements between the Company and Raimondo, Pettit & Glassman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which disagreements if not resolved to the satisfaction of Raimondo, Pettit & Glassman would have caused them to make reference to the subject matter of the disagreement in connection with their reports.

     Except for the explanatory paragraph included in the 1995 report, relating to substantial doubt existing about the Company's ability to continue as a going concern, the audit reports of Raimondo, Pettit & Glassman on the Company's financial statements as of December 31, 1996 and 1995 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

Part III.

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act.


Directors and Executive Officers
--------------------------------

     Set forth below are the directors and officers of the Company.


     Name                  Age   Position
     ----                  ---   --------

     Neil Gibbons           48   Chairman of the Board, Chief Executive Officer
                                  and President

     Daniel Huber           30   Vice President, Chief Financial Officer,
                                  Secretary and
     Director

     William Cordeiro       52   Director

     Stuart Townsend        51   Director

     Bryan Wood             52   Director

     Mr. Gibbons co-founded Virtual Telecom SA in 1994 and has served as Chief Executive Officer, President and director of the Company since its inception in July 1996. From 1991 to 1994, Mr. Gibbons was engaged as a consultant and independent investment manager.

     Mr. Huber co-founded Virtual Telecom SA in 1994 and has served as Vice President, Chief Financial Officer, Secretary and director of the Company since its inception in July 1996. Since 1992, Mr. Huber has also served as Chief Executive Officer of Profilinvest SA, an investment management firm founded by Mr. Huber.

     Mr. Cordeiro has served as director of the Company since July 1996. Since 1990, Mr. Cordeiro has served as Professor of Management at California State University, Los Angeles. Mr. Cordeiro holds a Ph.D. in Executive Management from the Peter F. Drucker Graduate Management Center of the Claremont Graduate School. Mr. Cordeiro also serves as a director of Harrier, Inc.

     Mr. Townsend has served as a director of the Company since April 1997. Mr. Townsend is the founder of Townsend Analytics, Ltd., a developer of financial data software, and for the past five years has served as its President.

     Mr. Wood has served as a director of the Company since December 1997. Mr. Wood is a founder of Alta Berkeley Associates, a privately held venture capital group, which was formed in 1982. Mr. Wood holds an MBA from Harvard Business School and BSC in Industrial Engineering from Virginia Polytechnic Institute.

     Those required to make filings under Section 16(a) have done so on a timely basis.

Item 10.  Executive Compensation.

     Cash Compensation of Executive Officers. The following table sets forth the cash compensation paid by the Company to its executive officers for services rendered during the fiscal years ended December 31, 1997, 1996 and 1995.

                                 Annual Compensation               Long-Term Compensation
                       ---------------------------------------   -------------------------
                       Year    Salary     Bonus      Other       Restricted       Common        All Other
                                                     Annual        Stock         Shares       Compensation
 Name and Position                                Compensation     Awards      Underlying         (1)
                                                                     ($)         Options
                                                                                 Granted
                                                                                (# Shares)
-------------------    ----   ---------  ------   ------------   ----------    ----------     -------------
Neil Gibbons, CEO      1997   CHF96,000     -0-            -0-          -0-         50,000        CHF 7,200
                       1996   CHF62,000     -0-            -0-          -0-            -0-              -0-
                       1995         -0-     -0-            -0-          -0-            -0-              -0-

Daniel Huber, CFO      1997   CHF96,000     -0-            -0-          -0-         50,000         CHF7,200
                       1996   CHF64,000     -0-            -0-          -0-            -0-              -0-
                       1995         -0-     -0-            -0-          -0-            -0-              -0-

(1)  Represents an allowance of CHF600 per month.


                     Option/SAR Grants in Last Fiscal Year

                                          Individual Grants
-----------------------------------------------------------------------------------------------
        Name                Number of           % of Total         Exercise     Expiration Date
                            Securities    Options/SARs Granted        or
                           Underlying    to Employees in Fiscal    Base Price
                          Options/SARs            Year              ($/Sh)
                           Granted (#)
-----------------      ---------------   ----------------------    ----------   ---------------
Neil Gibbons, CEO              50,000              21%                2.00          12/31/00
Daniel Huber, CFO              50,000              21%                2.00          12/31/00

     Compensation of Directors. Mr. Cordeiro receives a $500 per month director's fee. All directors receive reimbursement for out-of-pocket expenses in attending Board of Directors meetings. From time to time the Company may engage certain members of the Board of Directors to perform services on behalf of the Company. The Company will compensate the members for their services at rates no more favorable than could be obtained from unaffiliated parties.

Item 11.  Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock as of March 20, 1998 by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers and (iii) all directors and executive officers as a group.

Name and Address                         Number of Shares     Percentage Owned
-------------------------------------   -------------------   -----------------
     Neil Gibbons (1)                      1,446,770(2)            25.9%
     Daniel Huber (1)                      1,146,770(2)            20.5%
     William Cordeiro (3)                     10,000(4)            (5)
     Stuart Townsend (6)                      25,000(7)            (5)
     Bryan Wood (8)                        1,923,716(9)            25.8%
     Alta Berkeley V, C.V. (8)             1,923,716(9)            25.8%
     All officers and directors as
      a group                              4,552,256               60.0%

-----------------------------
(1)  Address is 12, Av. des Morgines, 1213 Petit-Lancy 1, Geneva, Switzerland.
(2) Includes 50,000 shares of Common Stock underlying presently exercisable options.
(3)  Address is 23852 Pacific Coast Highway, Suite 283, Malibu, California
     90265.
(4) Represents shares held by Bartik, Cordeiro Associates, Inc., of which Mr. Cordeiro is a shareholder.
(5)  Less than one percent.
(6) Address is Townsend Analytics, 100 South Wacker Drive, Suite 1500, Chicago, Illinois.
(7) Represents shares of Common Stock underlying immediately exercisable options.
(8) Address is Alta Berkeley Associates, 6 Rue d'Italie, 1211 Geneva 3, Switzerland.
(9) Represents shares of Common Stock issuable upon conversion of Series B Preferred Stock held by Alta Berkeley V, C.V. and two affiliated funds.
     Mr. Bryan Wood is a partner of Alta Berkeley Associates which serves as a manager of the three funds.

Item 12.  Certain Relationships and Related Transactions.

     The Company's Chief Financial Officer, Daniel Huber, is also Chief Executive Officer of Profilinvest SA, an investment management firm in Geneva, Switzerland. At the present time and for the foreseeable future, Mr. Huber intends to devote substantially all of his business time to the Company. However, Mr. Huber's association with Profilinvest SA presents a potential conflict between his provision of his services to the Company and to Profilinvest.

Item 13.  Exhibits and Reports on Form 8-K.

     a)   Index to Exhibits

     3.1(1)   Certificate of Incorporation of the Company
     3.2(1)   Bylaws of the Company
     4.1(1)   Specimen of Common Stock Certificate
     4.2      Amended Certificate of Designations of the Company
     10.1(1)  Loan Agreement dated May 15, 1996 between Virtual Telecom SA and
              New Capital Investment Fund
     10.2(1)  Partnership Outsourcing Agreement dated September 9, 1996 between
              Virtual Telecom SA and Digital Equipment Corporation
     10.3(1)  Employment Agreement dated May 31, 1996 between Virtual Telecom SA and Neil Gibbons
     10.4(1)  Employment Agreement dated May 31, 1996 between Virtual Telecom SA and Daniel Huber
     10.5(1)  Computer Software License Agreement dated January 16, 1997 between
              Virtual Telecom SA and Townsend Analytics, Ltd.
     10.6(1)  Information and Distribution License Agreement dated August 23,
              1996 between Virtual Telecom SA and McGraw-Hill International (UK)
              Ltd.
     10.7(1)  Agreement for Global Telecommunications Services dated October 1,
              1996 between Virtual Telecom SA and BT Limited London (British
              Telecom)
     10.8(1)  Unidata Frame Relay & Unimaster Services dated October 22, 1996 between Virtual Telecom SA and Swiss Telecom ITT
     10.9(1)  News Distributor Agreement dated January 7, 1997 between Virtual
              Telecom SA and AFX News Limited
     10.10(1) 1997 Stock Option Plan of the Company
     10.11    Series B Preferred Stock Purchase Agreement dated December 18,
              1997
     10.12    Investor Rights Agreement dated December 18, 1997
     10.13    Software License Agreement between the Company and IQ Net
     16.1(2)  Letter from Raimondo, Pettit & Glassman regarding Change of
              Independent Public Accountant
     21.1     The Company has two subsidiaries, Virtual Telecom SA, a Swiss corporation and Firstquote Limited, an English corporation
     27.1     Financial Data Schedule



--------------------------
(1) Previously filed as part of registration statement on Form 10-SB (SEC File No. 0-22351) filed with the Securities and Exchange Commission on April 7, 1997.
(2) Previously filed as part of Current Report on Form 8-K/A (SEC File No. 0-22351) filed with the Securities and Exchange Commission on December 23, 1997.

     (b)  Reports on Form 8-K

     During the fiscal year ended December 31, 1997, the Company filed a Current Report on Form 8-K dated November 21, 1997 to report a change in the Company's certifying accountant. The Company also filed a current report on Form 8-K dated December 30, 1997 to report the sale of securities pursuant to Regulation S to Alta Berkeley V, C.V. and two affiliated funds.

                                   Signatures


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              VIRTUAL TELECOM, INC.

Date:  March 30, 1998         By: /s/ Neil Gibbons
                                 -----------------
                              Neil Gibbons, Chief Executive Officer


  In accordance with the Exchange Act, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

       SIGNATURE                   TITLE                 DATE
-----------------------   -----------------------   --------------

/s/ Neil Gibbons          Chief Executive Officer   March 30, 1998
-----------------------
Neil Gibbons

/s/ Daniel Huber          Chief Financial Officer   March 30, 1998
-----------------------
Daniel Huber

/s/ William Cordeiro      Director                  March 30, 1998
-----------------------
William Cordeiro

/s/ Stuart Townsend       Director                  March 30, 1998
-----------------------
Stuart Townsend

/s/ Bryan Wood            Director                  March 30, 1998
-----------------------
Bryan Wood

CORPORATE OFFICES                         US COUNSEL                    SWISS COUNSEL
12 Ave des Morgines                       Oppenheimer Wolff &           Niklaus Hodel Poggia Plantin & Bruttin
1213 Petit-Lancy 1                        Donnelley LLP                 8, Rue du Mont-de-Sion
Geneve, Switzerland                       Suite 700                     1206 Geneve
Tel:(41)(22) 879 0879                     500 Newport Center Dr         Switzerland
Fax:(41)(22) 879 0880                     Newport Beach
admin@vite.net                            CA 92660, USA

INVESTOR RELATIONS                        INDEPENDENT                   TRANSFER AGENT
Corporate Assistance Co., Inc.            ACCOUNTANTS                   Interwest Transfer Company
2200 Pacific Coast Highway, #301          Arthur Andersen               PO Box 17136
Hermosa Beach                             Route de Pre-Bois 29          Salt Lake City
CA 90254, USA                             1215 Geneve 15                Utah 84117
Tel:(310) 376 7721
Fax:(310) 374 5740
investor@vite.net

ANNUAL MEETING                            CORPORATE WEBSITES            SECURITIES LISTING
June 23, 1998                             www.vite.net                  Nasdaq: OBB - VITE
12 Ave des Morgines                       www.firstquote.com
1213 Petit-Lancy 1                        www.firstswiss.net
Geneve, Switzerland                       www.investmaster.com








SERVICES PROVIDED:


1st SWISS                                         1ST                            INVEST
    ---------------------------                  quote                                   MASTER
    BUSINESS INTERNET SOLUTIONS